

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2024

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 East Hartford Road, Suite 100
Scottsdale, AZ 85255

Re: Signing Day Sports, Inc.
Registration Statement on Form S-1
Filed July 5, 2024
File No. 333-280700

Dear Daniel Nelson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua